Faegre Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

www.faegredrinker.com

August 12, 2021

VIA EDGAR TRANSMISSION

Ms. Megan Miller

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Destra Multi-Alternative Fund

(Registration Nos. 333-189008; 811-22572)

Dear Ms. Miller:

The following responds to the Staff’s comments that you provided by telephone on August 3, 2021 regarding the review of the N-CSR filed by Destra Multi-Alternative Fund (the “Registrant” or the “Fund”) for its fiscal year ended February 28, 2021.

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Registrant’s response.

1.	Comment: The Staff again notes that the “Notes to the Financials” section states that the Fund has certain commitments and contingencies; however, the balance sheet does not have disclosure that directs a shareholder to where they can find additional information regarding such commitments and contingencies in the “Notes to the Financials.” Going forward, please include the requested disclosure in the balance sheet.

Response: The Registrant confirms that it will, going forward, include the requested disclosure in the balance sheet.

2.	Comment: Going forward, please include the frequency with which the sub-adviser is paid (e.g. quarterly, monthly) in the “Notes to the Financials.”

Response: The Registrant confirms that it will, going forward, include the requested information.

Ms. Megan Miller

August 12, 2021

3.	Comment: The Staff notes that the Fund paid distributions from a return of capital during the fiscal year ended February 28, 2021. Pursuant to Instruction 4(g)(3) of Item 24 in Form N-2, going forward, please include a discussion of the effect of any policy or practice of maintaining a specified level of distributions to shareholders on the Fund’s investment strategies and per share net asset value during the last fiscal year. Further, please also include a discussion of the extent to which the Fund’s distribution policy resulted in distributions of capital.

Response: The Registrant confirms that it will, going forward, include the requested information when applicable.

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We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1146 or, in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ Stacie L. Lamb
Stacie L. Lamb

cc:	Joshua B. Deringer, Esq.